SCHEDULE 13D
             Under the Securities Exchange Act of l934

                       (Amendment No. 4   )*
BRT Realty Trust
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                  (Name of Issuer)
Shares of Beneficial Interest, $3.00 Par Value
----------------------------------------------------------------
                  (Title of Class of Securities)
055645-10-5
---------------------------------------------------------------
                          (CUSIP Number)
Simeon Brinberg, Esq.
60 Cutter Mill Road, Great Neck, New York  11021
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of l934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Page l of 13 Pages)

                           Page 2 of 13 Pages
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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fredric H. Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 189,735
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,921,746
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 189,735
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,921,746
 PERSON WITH        _____________________________________________
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 2,111,481

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9
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14.  TYPE OF
REPORTING PERSON*
IN
-----------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                           Page 3 of 13 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Marshall Rose - ###-##-####
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

PF
----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                    7.   SOLE VOTING POWER - 110,263
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 180,909
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 110,263
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 180,909
 PERSON WITH        _____________________________________________
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 291,172

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.57
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
IN

                           Page 4 of 13 Pages

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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Gould Investors L.P. - 11-276-3164
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
WC
-----------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
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                    7.   SOLE VOTING POWER - 1,512,241
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,512,241
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,512,241

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.54
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
PN

                         Page 5 of 13 Pages
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l.   NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

One Liberty Properties, Inc. - 13-314-7497
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
00
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland
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                    7.   SOLE VOTING POWER   - 30,048
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITION POWER - 30,048
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITION POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,048

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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
CO.
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


                         Page 6 of 13 Pages
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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 204,262
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,542,289
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 204,262
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,542,289
 PERSON WITH        _____________________________________________
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,746,551

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.41
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
IN
---------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Page 7 of 13 Pages
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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 191,350
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 191,350
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 191,350

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.35
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
IN
--------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Page 8 of 13 Pages

This Amendment No. 4 amends and supplements the Schedule 13D dated September 21, 1993 ("Original 13D") jointly filed by One Liberty Properties, Inc. ("OLP"), Fredric H. Gould ("Gould") and Marshall Rose ("Rose"), as amended by Amendment No. 1 dated November 1, 1993 ("Amendment No. 1") and was joined in by Gould Investors L.P. ("GLP") by Amendment No. 2 dated January 31, 1996 (Amendment No.
2). GLP is a limited partnership, in which Gould and Rose were individual general partners and the principal executive officers of the corporate managing general partner. Gould is the sole shareholder of the corporate managing general partner of GLP. Effective December 1, 1997, Rose withdrew as a general partner of Gould Investors L.P. and is no longer an executive officer of the corporate managing partner of GLP. Accordingly, he no longer has shared voting or dispositive power with respect to the shares of BRT Realty Trust owned by GLP. Matthew Gould, Gould's son, is President of the corporate managing general partner of GLP and as a result of such position and because GLP owns 1,512,241 shares of BRT Realty Trust and he has shared voting and dispositive power with respect to the shares of BRT Realty Trust owned by GLP, Matthew Gould is joining in this 13D. Jeffrey Gould, Matthew Gould's brother and Gould's son is also an officer of the corporate managing general partner and is joining this 13D.

GLP owns 19.6 of the voting stock of OLP (24.7% of the Common Stock) and Gould, Matthew Gould and Jeffrey Gould are Chairman, President and Vice President respectively, of OLP. GLP and OLP are affiliated entities and BRT Realty Trust ("BRT" or "Issuer")is also affiliated with GLP and OLP. Gould is Chairman of the Board of Trustees, Jeffrey Gould and Matthew Gould are President and Senior Vice President, respectively, of BRT.

Except as reported herein, there has been no change in the information contained in the Original 13D, as amended to date.


Item 2.   Identity and Background

As to GLP, it is a Delaware limited partnership having its principal place of business at 60 Cutter Mill Road, Great Neck, New York 11021. It is engaged in the business of owning and operating income producing real estate and in investing in non-related real estate entities.

The general partners of GLP are Gould, and Georgetown Partners, Inc. Reference is made to Item 2 of the Original 13D for information with respect to Gould and with respect to Matthew Gould, Jeffrey Gould, Israel Rosenzweig, Nathan Kupin, David W. Kalish, and Simeon Brinberg, who are executive officers of Georgetown Partners, Inc. As to changes in the Item 2 information, Mr. Rosenzweig has not been Chief Executive Officer of BRT since November 1994, although he remained President until March 1996 and as a Trustee until November 27, 1996. Gould, who had been Chairman of the Board of Trustees, became Chairman of the Board and Chief Executive Officer of the Issuer in November 1994. From November

                              Page 9 of 13 Pages

1994 to May, 1997, Mr. Rosenzweig was Executive Vice President of Bankers Federal Savings & Loan Association FSB ("Bankers Federal"). In May 1997 after the sale of the holding company of Bankers Federal, Mr. Rosenzweig became an employee of GLP. Gould was a director of the holding company of Bankers Federal and of Bankers Federal for more than five years ending May, 1997. In March 1996 Jeffrey Gould was elected and he continues to serve as President and Chief Operating Officer of BRT.

Item 5.   Interest in Securities of the Issuer

(a) As of December 1, 1997 BRT had 8,159,350 Beneficial Shares outstanding. In addition, 82,506 Beneficial Shares are reserved for issuance pursuant to outstanding stock options, of which 20,625 are presently exercisable. GLP owns as of December 1, 1997 1,512,241 Beneficial Shares, or 18.54% of the outstanding Beneficial Shares of BRT.

(b) With respect to Fredric H. Gould, the total number of Beneficial Shares in which Gould has sole or shared voting or dispositive power is 2,111,481 shares, representing 25.88% of the outstanding Beneficial Shares. Mr. Gould owns directly 189,735 shares as to which he has sole voting and dispositive power. The following sets forth the number of Beneficial Shares which Mr. Gould may be deemed to beneficially own and the nature of the voting and dispositive power:


REGISTERED          NUMBER OF SHARES/        TYPE OF VOTING AND
OWNER               PERCENTAGE OF SHARES     DISPOSITIVE POWER

One Liberty
Properties, Inc.     30,048/less than 1%     Shared (1)

The Georgetown
 Group, Inc.         4,790/less than 1%      Shared (2)

Gould Investors
   L.P.                1,512,241/18.54%       Shared (3)

130 Store Company   18,988/less than 1%      Shared (4)

Georgetown Investment
 Company            41,456/less than 1%      Shared (5)

REIT Management Corp.
Pension & Profit
Sharing Trusts      263,546/3.23%            Shared (6)

                            Page 10 of 13 Pages

BRT Realty Trust
Pension Trust       15,915/less than 1%      Shared (7)

Trust for the
Benefit of
Relatives           34,762/less than 1%      Shared (8)

The above does not include 25,015 Beneficial Shares owned by Gould's wife, as to which shares Gould disclaims beneficial ownership and Mrs. Gould has sole voting and dispositive power.

With respect to Marshall Rose, he withdrew as a general partner of GLP effective December 1, 1997 and is no longer an executive officer of the corporate managing general partner of GLP. Accordingly, he no longer has shared voting or dispositive power over the shares of BRT owned by GLP. On November 7, 1997, Rose sold 75,801 shares of BRT at $8.38 per share. Rose owns 25,514 Beneficial Shares as to which he has sole voting and dispositive power. The following sets forth the number of Beneficial Shares which Rose may be deemed to beneficially own and the nature of the voting and dispositive power:

REGISTERED          NUMBER OF SHARES/        TYPE OF VOTING AND
OWNER               PERCENTAGE OF SHARES     DISPOSITIVE POWER

One Liberty
Properties, Inc.        30,048/less than 1%       Shared (1)

The Georgetown
 Group, Inc.             4,790/less than 1%       Shared (2)

Marshall & Jill Rose
Foundation, Inc.         8,644/less than 1%       Shared (9)

130 Store Company       18,988/less than 1%       Shared (4)

Georgetown Investment
Company                41,456/less than 1%        Shared (5)

Trustee for the
benefit of various
persons                 84,749/1.04%              Sole (10)

Georgetown Group
Profit Sharing Plan     76,983/less than 1%       Shared (11)

                        Page 11 of 13 Pages

     (1) Gould is Chairman of the Board of OLP. Rose is Vice Chairman of the Board. GLP owns 19.59% of the voting power of OLP. Gould is the General Partner of GLP and President of Georgetown Partners, Inc., managing general partner of GLP. Gould is the sole shareholder of Georgetown Partners, Inc.

(2) Gould and Rose are executive officers of The Georgetown Group, Inc. and Rose is a director and shareholder.

(3) Gould is the General Partner of GLP and an executive officer of the managing general partner. See note (1) above.

(4) Gould and Rose are partners of the 130 Store Company.

(5) Gould and Rose are partners in Georgetown Investment Company. This partnership is in the process of being liquidated and dissolved.

(6) Gould is a trustee of the REIT Management Corp. Pension and Profit Sharing Trusts.

(7) Gould is one of the trustees of the BRT Realty Trust Pension Trust.

(8) Gould is co-trustee of trusts established for the benefit of his brother's children.

(9) Rose is a trustee of the Foundation.

(10) Rose is sole trustee of various Trust.

(11) Rose is a trustee of the Georgetown Group Profit Sharing Plan.

Matthew Gould has sole or shared voting or dispositive power with respect to 1,746,551 Beneficial Shares, representing 21.41% of the outstanding Beneficial Shares. Mr. Gould owns 190,596 shares directly and 13,666 shares as custodian for his children, as to which he has sole voting and dispositive power. He has shared voting and dispositive power over the 30,048 shares owned by OLP, as he is President of OLP, and shared voting and dispositive power over the 1,512,241 shares owned by GLP, as he is President of the corporate managing general partner of GLP. Matthew Gould's wife owns 5,500 Beneficial Shares of BRT, as to which shares Mr. Gould disclaims any beneficial interest.

Jeffrey Gould has sole voting and dispositive power over 191,350 Beneficial Shares (2.35% of the outstanding Beneficial Shares), of which 15,235 shares are held by him as custodian for his children. His wife owns 6,000 Beneficial Shares, as to which Mr. Gould disclaims any beneficial interest.

                                  Page 12 of 13 Pages
c) The transactions effected in Beneficial Shares of BRT during the past 60 days is as follows:

     1. Rose sold 75,801 shares on November 7, 1997 at $8.38 per share. The shares were sold in a private transaction.

     2. Matthew Gould purchased 500 shares on November 26, 1997 at $8.06 per share.

                                 Page 13 of 13 Pages


                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1997


                             GOULD INVESTORS L.P.



                          By
                            -------------------------
                            Fredric H. Gould, Partner



                            ONE LIBERTY PROPERTIES, INC.



                          By
                            --------------------------
                            Matthew Gould, President

                            --------------------------
                            Marshall Rose


                            --------------------------
                            Fredric H. Gould


                            --------------------------
                            Matthew Gould


                            ------------------------------
                            Jeffrey Gould